Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

TenGrove ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

429 Park Avenue

Rye, New York 10580

Telephone Number (including area code):

(336) 420-9875

Name and Address of agent for service of process:

CSC Delaware Trust Company
251 Little Falls Drive
Wilmington, Delaware 19808

With copies to:

William O’Boyle
Initial Sole Trustee
TenGrove ETF Trust
429 Park Avenue
Rye, New York

Morrison C. Warren
Chapman and Cutler LLP
320 S Canal Street
Chicago, Illinois

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

_________________

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Rye and State of New York on the 4th day of September 2026.

TenGrove ETF Trust
(Name of Registrant)

By:	/s/ William O’Boyle
	Name:	William O’Boyle
	Title:	Initial Sole Trustee